UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bsquare Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

11776U300

(Cusip Number)

Jay H. Knight

Barnes & Thornburg LLP

827 19th Avenue South, Suite 930

Nashville, Tennessee 37203-3447

(615) 621-6100

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Found on Page 14

13D

CUSIP No. 11776U300

1	NAMES OF REPORTING PERSONS Kontron AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,439,388 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,388 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Beneficial ownership of such shares of common stock of the Company (as defined in Item 1 below) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Support Agreements (as defined in Item 4 below) and the relationship among the Reporting Persons (as defined in Item 2 below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of common stock of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.
(2)	Based on 19,870,527 shares of common stock of the Company outstanding as of October 6, 2023, as represented by the Company in the Merger Agreement (as defined in Item 4 below).

13D

CUSIP No. 11776U300

1	NAMES OF REPORTING PERSONS Kontron America, Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,439,388 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,388 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Beneficial ownership of such shares of common stock of the Company (as defined in Item 1 below) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Support Agreements (as defined in Item 4 below) and the relationship among the Reporting Persons (as defined in Item 2 below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of common stock of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.
(2)	Based on 19,870,527 shares of common stock of the Company outstanding as of October 6, 2023, as represented by the Company in the Merger Agreement (as defined in Item 4 below).

13D

CUSIP No. 11776U300

1	NAMES OF REPORTING PERSONS Kontron Merger Sub., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,439,388 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,439,388 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Beneficial ownership of such shares of common stock of the Company (as defined in Item 1 below) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Support Agreements (as defined in Item 4 below) and the relationship among the Reporting Persons (as defined in Item 2 below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of common stock of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.
(2)	Based on 19,870,527 shares of common stock of the Company outstanding as of October 6, 2023, as represented by the Company in the Merger Agreement (as defined in Item 4 below).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value (“Shares”), of Bsquare Corporation, a Washington corporation (the “Company”). The address of the Company’s principal executive offices is P.O. Box 59478, Renton, Washington 98058.

Item 2.	Identity and Background

(a), (b), (c) This Schedule 13D is being filed jointly by the following persons:

(i)	Kontron AG, an Austrian aktiengesellschaft (“Kontron”). The address of the principal business office of Kontron is Industriezeile 35, 4020 Linz, Austria.
(ii)	Kontron America, Incorporated, a Delaware corporation (“Parent”). The address of the principal business office of Parent is 9477 Waples Street, San Diego, California 92121.
(iii)	Kontron Merger Sub., Inc., a Delaware corporation (“Purchaser”). The address of the principal business office of Purchaser is 9477 Waples Street, San Diego, California 92121,

Kontron, Parent, and Purchaser are referred to collectively herein as the “Reporting Persons” and each, as a “Reporting Person.”

Kontron is a holding company. Parent is an indirect wholly-owned subsidiary of Kontron. The principal business of Kontron and its subsidiaries is to develop technologies and solutions in the Internet-of-Things space for sale to customers in a variety of industries around the world.

Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of entering into the Merger Agreement (as defined and described in Item 4 below) and acting as the offeror and purchaser in the Offer (as defined and described in Item 4 below).

Because of the relationship among the Reporting Persons, the Reporting Persons may be deemed to share beneficial ownership of the Shares reported in this Schedule 13D.

The name, business address, present principal occupation or employment, and country of citizenship of each director and executive officer of each Reporting Person is set forth on Annex A attached hereto.

(d), (e)   During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Kontron is organized under the laws of the Republic of Austria. Each of Parent and Purchaser is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure set forth in Items 4 and 5 below is hereby incorporated by reference in this Item 3.

As of the date hereof, no Reporting Person has purchased any Shares. Accordingly, no funds or other consideration have been used or paid for such purpose. The total amount of funds required by the Reporting Persons to fund the purchase of all outstanding Shares in the Offer is estimated to be approximately $38 million. The Reporting Persons intend to fund the entirety of such amount out of Parent’s operating cash.

Item 4.	Purpose of Transaction

The disclosure set forth in Item 3 above and Items 5 and 6 below is hereby incorporated by reference in this Item 4.

Merger Agreement

On October 11, 2023, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to and subject to the terms and conditions of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares at a price of $1.90 per share, net to the seller in cash (as may be adjusted in accordance with the Merger Agreement, the “Offer Price”), without interest and subject to any applicable withholding taxes. The Merger Agreement provides that the Offer will remain open for 20 business days from the commencement of the Offer, subject to possible extension as provided in the Merger Agreement. The Offer is not subject to any financing condition.

Pursuant to and subject to the terms and conditions of the Merger Agreement, following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

Pursuant to and subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) any Shares held immediately prior to the Effective Time by Parent or Purchaser will be cancelled and retired, and (ii) each other Share outstanding immediately prior to the Effective Time (other than Shares owned by any shareholders of the Company who are entitled to and have validly exercised dissenter’s rights under Washington law) will be cancelled and converted into the right to receive the Offer Price. The purpose of the Offer and the Merger is for Parent, and thus indirectly Kontron, to acquire control of, and the entire equity interest in, the Company.

The closing of the Offer is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including, among other things: (i) there having been validly tendered and not validly withdrawn Shares that, considered together with any Shares beneficially owned by Parent and its affiliates, represent at least one more Share than 66-⅔% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares the Company is required to issue upon conversion, settlement, exchange or exercise of all securities for which the holder has, at the time of the expiration of the Offer, elected to convert, settle, exchange or exercise (the “Minimum Condition”); and (ii) the receipt of clearance, approval or consent under any applicable antitrust or merger control law, including any applicable foreign merger control or foreign direct investment law. The consummation of the Offer is also subject to the satisfaction of other customary conditions.

The consummation of the Merger is subject to certain conditions set forth in the Merger Agreement, including, if required pursuant to applicable law, approval by the Company’s shareholders. Pursuant to the Merger Agreement, if the Minimum Condition has been met, the Merger will be completed without a meeting of the Company’s shareholders in accordance with the applicable provisions of the Washington Business Corporation Act.

The Merger Agreement contains provisions regarding the treatment of the Company’s equity-based awards outstanding as of the Effective Time, including vested and unvested stock options, vested and unvested restricted stock units, and vested performance-vesting restricted stock units.

The Merger Agreement includes customary representations, warranties and covenants by the Company, Parent and Purchaser. Such covenants include the Company’s obligation, subject to specified exceptions, to conduct its operations in all material respects in the ordinary course of business during the period between the execution of the Merger Agreement and the earlier of (i) the closing of the Merger and (ii) the date of the valid termination of the Merger Agreement. The Merger Agreement also includes customary restrictions on the solicitation by the Company or its representatives of proposals relating to alternative business combination transactions, subject to customary exceptions.

The Merger Agreement provides for certain termination rights for each of the Company and Parent. Upon the termination of the Merger Agreement under specified circumstances set forth therein, a termination fee of $1,250,000 may be required to be paid by either the Company or Parent.

At the Effective Time and pursuant to the Merger Agreement: (i) the articles of incorporation of the Surviving Corporation will be amended and restated in their entirety as set forth in Annex II to the Merger Agreement; (ii) the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation; and (iii) the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time.

Following the Merger, the Shares will no longer be traded on The Nasdaq Stock Market, there will be no public market for the Shares, and registration of the Shares as a class under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference. The Merger Agreement has been filed as an exhibit hereto to provide information to investors regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. None of the Company’s shareholders or any other third parties should rely on the representations, warranties or covenants contained in the Merger Agreement as characterizations of any actual state of facts. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the signing of the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement (i) may have been made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, (ii) may be subject to standards of materiality applicable to the contracting parties that differ from what an investor may view as material and (iii) may have been made only as of the date of the Merger Agreement or as of another date or dates as may be specified in the Merger Agreement, and information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of the Company or Parent and Purchaser, if at all.

Tender and Support Agreements

On October 11, 2023, as a condition to Parent’s and Purchaser’s entry into the Merger Agreement and as an inducement for Parent and Purchaser to consummate the Offer and the Merger, certain shareholders of the Company, including all of the Company’s directors and executive officers (each, a “Shareholder”), entered into respective Tender and Support Agreements, on substantially identical terms, with Parent and Purchaser (the “Support Agreements”). The purpose of the Support Agreements is to facilitate the consummation of the Offer and the Merger. As of October 11, 2023, an aggregate of 3,439,388 Shares, representing approximately 17.3% of the Shares outstanding, are subject to the Support Agreements.

Pursuant to and subject to the terms and conditions of each Support Agreement, the Shareholder signatory thereto has agreed, among other things: (i) not to transfer any of his, her or its Shares other than in accordance with the Support Agreement; (ii) to tender or cause to be tendered in the Offer all Shares owned by him, her or it as promptly as practicable (but in no event later than 10 business days) after the commencement of the Offer, and not to exercise any appraisal or dissenters’ rights in respect of any such Shares in connection with the Merger; (iii) to vote his, her or its Shares in favor of the adoption of the Merger Agreement and in favor of the other transactions contemplated by the Merger Agreement, in the event a vote of the shareholders of the Company is required for such purpose; and (iv) to vote his, her or its Shares against any proposal made in opposition to, in competition with, or that would prevent the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement. Pursuant to each Support Agreement, the Shareholder signatory thereto has granted Parent an irrevocable proxy granting Parent the right to vote the Shares held by such Shareholder in the manner described above.

Each Support Agreement will terminate automatically with respect to the Shareholder signatory thereto upon the first to occur of: (a) the valid termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the entry into, without the prior written consent of such Shareholder, of any amendment, waiver or modification to the Merger Agreement, or any waiver of the Company’s rights under the Merger Agreement, in each case, that results in (i) a decrease or a change in the form of the Offer Price, (ii) an extension of the end date of the Offer (other than in accordance with the terms of the Merger Agreement), or (iii) the imposition of conditions on the Offer other than those set forth in the Merger Agreement; (d) the mutual written consent of Parent and such Shareholder; (e) the termination of the Support Agreements by written notice from Parent to the Shareholders; or (f) the making by the Company’s board of directors of a “Company Adverse Change Recommendation” for a “Superior Offer” or for an “Intervening Event,” in each case as defined in the Merger Agreement.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or could result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

*****

The Offer referred to in this Schedule 13D has not yet commenced. The description of the Offer contained in this Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent and the Company will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy the common stock of the Company will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Parent will file with the SEC a tender offer statement on Schedule TO and thereafter the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. THE SCHEDULE TO AND THE MATERIALS FILED THEREWITH AS EXHIBITS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to the information agent for the Offer that will be named in the Schedule TO and related offer documents. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.bsquare.com or by contacting the Company’s Investor Relations Department at 425-519-5900.

*****

Item 5.	Interest in Securities of the Issuer

The disclosure set forth in Item 4 above is hereby incorporated by reference in this Item 5.

(a), (b) For purposes of Rule 13d-3 under the Exchange Act, as a result of entering into the Support Agreements, the Reporting Persons may be deemed to possess shared power to vote or to direct the voting of the aggregate 3,439,388 Shares subject to the Support Agreements. Accordingly, for purposes of Rule 13d-3, each Reporting Person may be deemed to have beneficial ownership of 3,439,388 Shares. Based on 19,870,527 Shares outstanding as of October 6, 2023, as represented by the Company in the Merger Agreement, each Reporting Person therefore may be deemed to beneficially own approximately 17.3% of the outstanding Shares. The Reporting Persons hereby disclaim beneficial ownership of any such Shares.

Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named in Annex A attached hereto, beneficially owns any Shares.

(c) There have been no transactions in the Shares effected by any of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named in Annex A attached hereto, during the last 60 days.

(d) To the knowledge of the Reporting Persons, based on representations made by the Shareholders in the Support Agreements, no person other than the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported by the Reporting Persons in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons (or, to the knowledge of the Reporting Persons, any person named in Annex A attached hereto) or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1.	Joint Acquisition Statement, dated October 23, 2023, signed by Kontron AG, Kontron America, Incorporated, and Kontron Merger Sub., Inc. pursuant to Rule 13d-1(k).

Exhibit 2.

Agreement and Plan of Merger, dated as of October 11, 2023, by and among Kontron America, Incorporated, Kontron Merger Sub., Inc., and Bsquare Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bsquare Corporation with the Securities and Exchange Commission on October 11, 2023).

Exhibit 3.

Form of Tender and Support Agreement, dated as of October 11, 2023 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Bsquare Corporation with the Securities and Exchange Commission on October 11, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2023

KONTRON AG

By:	/s/ Hannes Niederhauser
Name:	Hannes Niederhauser
Title:	Chief Executive Officer

By:	/s/ Clemens Billek
Name:	Clemens Billek
Title:	Chief Financial Officer

KONTRON AMERICA, INCORPORATED

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	General Manager

KONTRON MERGER SUB., INC.

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	Director and Secretary

ANNEX A

Kontron AG—Directors and Executive Officers

Name	Position (1)	Principal Occupation or Employment (if Different from Column at Left); Name and Address of Corporation or Organization in which Principal Occupation or Employment is Conducted	Citizenship
Claudia Badstöber	Supervisory Board Member	Managing Director Austro Holding and Grosso Holding GmbH Walfischgasse 5, 1010 Vienna, Austria	Austria
Bernhard Chwatal	Supervisory Board Member	Managing Director B.Chwatal Beteiligungs- und Beratungs GmbH Mahlerstrasse 14/Top 2, 1010 Vienna, Austria	Austria
Fu-Chuan Chu	Supervisory Board Member	Chief Executive Officer Ennoconn Corporation 3F-6F, No. 10, Jiankang Road, Zhonge District, New Taipei City, 23586 Taiwan	Taiwan
Joseph John Fijak	Supervisory Board Member	Global Executive Vice President/COO Ennoconn Corporation No. 2, Ziyou Street, Tucheng District, New Taipei City, 23678 Taiwan	United States
You-Mei Wu	Supervisory Board Member	Supervisory Board Member Marketech International Corporation 6F, No. 302, park Street, Nangang District, Taipei City, 115603 Taiwan	China
Hannes Niederhauser	Chief Executive Officer	Kontron AG (1) Industriezeile 35, 4020 Linz, Austria	Austria
Clemens Billek	Chief Financial Officer	Kontron AG (1) Industriezeile 35, 4020 Linz, Austria	Austria
Michael Riggert	Chief Operating Officer, IoT Europe	Kontron AG (1) Industriezeile 35, 4020 Linz, Austria	Germany
Peter Sturz	Chief Operating Officer, Services EE	Kontron AG (1) Lise-Meitner-Strasse 3-5, 86156 Augsburg, Germany	Austria

(1)	The principal business of Kontron AG is set forth in Item 2 of this Schedule 13D.

Kontron America, Incorporated—Directors and Executive Officers

Name	Position (1)	Principal Occupation or Employment (if Different from Column at Left); Name and Address of Corporation or Organization in which Principal Occupation or Employment is Conducted	Citizenship
Phillip Schulz	Executive Vice President	c/o Kontron AG (1) Industriezeile 35, 4020 Linz, Austria	Austria
Thomas Ebner	Director and SVP Operations	Kontron America, Incorporated (1) 9477 Waples Street, San Diego, CA 92121	Austria
Helmut Fischer	Chief Financial Officer	Kontron America, Incorporated (1) Lise-Meitner-Strasse 3-5, 86156 Augsburg, Germany	Germany

(1)	The principal business of Kontron AG and Kontron America, Incorporated is set forth in Item 2 of this Schedule 13D.

Kontron Merger Sub., Inc.—Directors and Executive Officers

Name	Position (1)	Principal Occupation or Employment (if Different from Column at Left); Name and Address of Corporation or Organization in which Principal Occupation or Employment is Conducted	Citizenship
Phillip Schulz	Director and President	Executive Vice President Kontron America, Incorporated c/o Kontron AG Industriezeile 35, 4020 Linz, Austria	Austria
Helmut Fischer	Director and Treasurer	Chief Financial Officer Kontron America, Incorporated 9477 Waples Street, San Diego, CA 92121	Germany
Ted Christiansen	Director and Secretary	Kontron America, Incorporated 9477 Waples Street, San Diego, CA 92121	United States

(1)	The principal business of Kontron Merger Sub., Inc. is set forth in Item 2 of this Schedule 13D.

EXHIBIT INDEX

1.	Joint Acquisition Statement, dated October 23, 2023, signed by Kontron AG, Kontron America, Incorporated, and Kontron Merger Sub., Inc. pursuant to Rule 13d-1(k).

2.	Agreement and Plan of Merger, dated as of October 11, 2023, by and among Kontron America, Incorporated, Kontron Merger Sub., Inc., and Bsquare Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bsquare Corporation with the Securities and Exchange Commission on October 11, 2023).

3.	Form of Tender and Support Agreement, dated as of October 11, 2023 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Bsquare Corporation with the Securities and Exchange Commission on October 11, 2023).

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